Via Facsimile and U.S. Mail
Mail Stop 6010

February 4, 2009

Saumen Chakraborty
Chief Financial Officer
Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India

      Re: **Dr. Reddy's Laboratories Limited**
               Form 20-F for the Year Ended March 31, 2008
               File No. 001-15182

Dear Mr. Chakraborty:

We have reviewed your filing and have the following comments. We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating And Financial Review and Prospects, page 47

5.F. Tabular Disclosure of Contractual Obligations, page 73

1.   Based on your disclosure on the statement of cash flows, it appears that interest payments represent a significant cash outflow for the Company. As these payments represent material future obligations of the Company, we believe the inclusion of estimated interest payments in the contractual obligations table or a related footnote disclosure will provide increased transparency of your cash flow.

Based on the above factors, please revise your contractual obligations table to include the interest payments. Refer to Financial Reporting Release 72.

Item 18. Financial Statements, page 120

Notes to the Consolidated Financial Statements, page F-9

Allowances for sales returns, page F-41

2.   From fiscal 2006 to fiscal 2007, net product sales increased 167%, while the provision for sales returns increased 454%. From fiscal 2007 to fiscal 2008, net product sales decreased 23%, while the provision for sales returns decreased 88%. Please disclose why your provision for sales returns increased significantly more than the increase in net product sales during 2007, and then decreased significantly more than the decrease in product sales during 2008.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant